                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                        MATTHEWS STUDIO EQUIPMENT GROUP

                                (Name of Issuer)

                      Common Stock, no par value per share

                         (Title of Class of Securities)

                                  577 140 10 6

                                 (CUSIP Number)

                              Edward Phillips III
                        Matthews Studio Equipment Group
                               2405 Empire Avenue
                        Burbank, California  91504-3399
                                 (818) 843-6715

                                with a copy to:

                           Francis W. Costello, Esq.
                         Whitman Breed Abbott & Morgan
                             633 West Fifth Street
                         Los Angeles, California  90071
                                 (213) 896-2400


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                January 10, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                              Page 1 of 77 Pages

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 577140 10 6                                        Page  2 of 77 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward Phillips III
--------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

          N/A
--------------------------------------------------------------------------------

  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS

          PF; 00

--------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

          N/A
--------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

--------------------------------------------------------------------------------

   NUMBER OF         7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY            209,667 (2%); See Item 5
   OWNED BY        ------------------------------------------------------------
     EACH
   REPORTING         8   SHARED VOTING POWER
    PERSON
     WITH                1,847,450 (17.9%); See Item 5
                   ------------------------------------------------------------

                     9   SOLE DISPOSITIVE POWER

                         209,667 (2%); See Item 5
                   ------------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER

                         1,847,450 (17.9%); See Item 5
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,057,117; See Item 5
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
       N/A
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%; See Item 5
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                              Page 2 of 77 Pages

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 577140 10 6                                        Page  3 of 77 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward and Norma Phillips Family Trust
--------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

          N/A
--------------------------------------------------------------------------------

  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS

          00

--------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

          N/A
--------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          California

--------------------------------------------------------------------------------

   NUMBER OF         7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,847,450 (17.9%); See Item 5
   OWNED BY        ------------------------------------------------------------
     EACH
   REPORTING         8   SHARED VOTING POWER
    PERSON
     WITH                0
                   ------------------------------------------------------------

                     9   SOLE DISPOSITIVE POWER

                         1,847,450 (17.9%); See Item 5
                   ------------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,847,450
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
       N/A
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.9%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

       00
--------------------------------------------------------------------------------

                              Page 3 of 77 Pages

                                  SCHEDULE 13D


INTRODUCTION.

          This statement relates to Edward Phillips III ("Phillips") and each other person who is the record owner or may be deemed the beneficial owner of shares of Common Stock (as hereinafter defined) of Matthews Studio Equipment Group by virtue of their affiliated status or other relationship with Phillips (collectively, the "reporting persons").

          This statement amends and restates the statement on Schedule 13D and amendments thereto made with respect to the reporting persons as follows:

          1.   Statement on Schedule 13D dated September 10, 1993;

          2.   Amendment No. 1 to Schedule 13D dated March 2, 1992;

          3.   Amendment No. 2 to Schedule 13d dated October 6, 1992;

          4.   Amendment No. 3 to Schedule 13D dated December 28, 1993; and

          5.   Amendment No. 4 to Schedule 13D dated January 29, 1993.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, no par value per share (the "Common Stock"), issued by Matthews Studio Equipment Group, a California corporation (the "Company"). The principal executive offices of the Company are located at 2405 Empire Avenue, Burbank, California 91504-3399.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The reporting persons are (i) Edward and Norma Phillips Family Trust, a California trust (the "Phillips Family Trust"), and (ii) Phillips, a natural person in his individual capacity.

          Phillips and his wife, Norma Phillips, are the only trustees of the Phillips Family Trust.

          (b) The principal business address of each of the Phillips Family Trust, its trustees and Phillips is 2405 Empire Avenue, Burbank, California 91504-3399.

          (c) The principal business of the Phillips Family Trust is to hold investments as part of an estate plan for the Phillips family. The principal business of Phillips is serving as President of Matthews Studio Equipment, Inc., a subsidiary of the Company ("MSEI"), and a director of the Company.

                              Page 4 of 77 Pages

          (d) During the last five years, none of the Phillips Family Trust, the or Phillips or his wife has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Phillips Family Trust, or Phillips or his wife has been a party to a civil proceeding or a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Phillips Family Trust is a California trust. Phillips and his wife each is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          This statement relates to a total of 2,057,117 shares of Common Stock which may be deemed to be beneficially owned by Phillips and owned of record by the reporting persons as of the date hereof as more specifically described in
Item 5 below.

          The number of shares of Common Stock owned of record and beneficially by the reporting persons as of the date hereof were acquired for cash or in consideration of the exchange of certain shares of stock as described in this
Item 3 and in Item 5 below.

          In the case of each of the purchases of shares by Phillips upon the exercise of options, Phillips obtained the purchase price from his available personal cash resources. In the case of the acquisition of shares of Common Stock by Phillips, other than upon exercise of options, Phillips paid a purchase price consisting of shares of common stock of the acquired company. In the case of shares of Common Stock acquired by the Phillips Family Trust, the shares were obtained from Phillips for no consideration.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The shares of Common Stock beneficially owned by Phillips were acquired and are being held for investment purposes. As a result of the ownership of the shares and Phillips positions as President of MSEI and a director of the Company, Phillips may be deemed to control the Company. Phillips and the other reporting persons may, from time to time, depending on their evaluation of the market for the Common Stock, other opportunities available to them, their financial requirements and other possible future developments, decide to increase or decrease their holdings of the Common Stock of the Company, although they have no present intention to do so.

          None of the reporting persons has any current plans or proposals which relate to or would result in the occurrence of any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                              Page 5 of 77 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number of shares of Common Stock and percentage of the total outstanding shares represented thereby beneficially owned by (i) Phillips is 2,057,117 shares of Common Stock (including 140,667 shares issuable upon the exercise of currently exercisable options) or 19.9% of the total and
(ii) the Phillips Family Trust is 1,847,450 shares of Common Stock or 17.9% of the total, calculated, in each case accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on a total of 10,331,591 shares of Common Stock outstanding as reported in the Company's annual report on Form 10-K for the year ended September 30, 1996.

          (b) Phillips may be deemed to have the sole power to vote and to dispose of the 69,000 shares owned by him directly and the 140,667 shares issuable upon exercise of the options owned by him, or 2%. Phillips may be deemed to share the power to vote and to dispose of the 1,847,450 shares or 17.9% owned by the Phillips Family Trust with his wife who also serves as a trustee of the Phillips Family Trust as described in Item 2 above.

          (c) The aggregate 2,057,117 shares of Common Stock owned of record and beneficially by the reporting persons as of the date hereof were acquired for cash or in consideration of the exchange of certain shares of stock (or sold for cash) as follows:

          1. in connection with a reverse acquisition of Captech, Inc. by the Company in February 1989 Phillips acquired 2,115,000 shares of Common Stock in exchange for shares of MSEI;

          2. by the grant of options to Phillips to purchase 60,000 shares of Common Stock in February 1989 exercisable at $1.10 per share;

          3. in connection with the acquisition of Matthews Studio Electronics, Inc. by the Company in July 1989 Phillips acquired 150,000 shares of Common Stock in exchange for shares of such company;

          4. by the transfer of 2,265,000 shares in February 1991 by Phillips, as trust settlor, to the Phillips Family Trust;

          5. by the grant of options to Phillips to purchase 5,000 shares of Common Stock in September 1991 exercisable at $1.38 per share;

          6. by the exercise of options by Phillips for the purchase of 41,000 shares in February 1992 at an aggregate exercise price of $46,500 and the payment of cash therefor, and by the transfer of these 41,000 shares by Phillips, as trust settlor, in February 1992, to the Phillips Family Trust;

          7. by the sale of 25,000 shares of Common Stock by the Phillips Family Trust on the open market in October 1992 for aggregate gross proceeds of $81,250;

                              Page 6 of 77 Pages

          8. by the sale of 22,000 shares of Common Stock by the Phillips Family Trust on the open market in December 1992 for aggregate gross proceeds of $56,100;

          9. by the sale of 40,000 shares of Common Stock by the Phillips Family Trust on the open market in January 1993 for aggregate gross proceeds of $150,000;

          10. by the grant of options to Phillips to purchase 50,000 shares of Common Stock in May 1993 exercisable at $3.125 per share;

          11. by the sale by the Phillips Family Trust of 2,500 shares of Common Stock on the open market in September 1994 for aggregate gross proceeds of $8,100;

          12. by the sale by the Phillips Family Trust of 2,500 shares of Common Stock on the open market in October 1994 for aggregate gross proceeds of $7,500;

          13. by the gift (for no consideration) by the Phillips Family Trust to a niece of Phillips, of 100 shares of Common Stock in June 1994;

          14. by the sale by the Phillips Family Trust of 97,450 shares of Common Stock in June 1995 to the De Mattos Family Trust, a trustee of which is Carlos D. De Mattos, Chairman, President and Chief Executive Officer and a director of the Company, in a private transaction for a purchase price of $1.00 per share or an aggregate $97,450 in cash;

          15. by the grant of options to Phillips to purchase 200,000 shares of Common Stock (currently exercisable as to 66,667 of such shares) in July 1995 exercisable at $3.00 per share;

          16. by the transfer by the Phillips Family Trust of 69,000 shares of Common Stock to Phillips as settlor of this trust, for no consideration, in April 1996; and

          17. by the sale of 200,000 shares of Common Stock in January 1997 by the Phillips Family Trust to ING Equity Partners, L.P. I, an affiliate of the Company ("ING"), in a private transaction for a purchase price of $1.80 per share or an aggregate $360,000 in cash.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a certain Stockholders Agreement dated July 27, 1995, as amended, Phillips has agreed to vote or cause to be voted all shares of Common Stock beneficially owned by him for two representatives of ING to the Board of Directors of the Company and to set the number of members of the Board of Directors of the Company at nine. Except as disclosed herein and in the exhibits hereto, each of which are incorporated herein by reference and made

                              Page 7 of 77 Pages
a part hereof, none of the reporting persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but limited to, transfer or voting of any of the securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Declaration of Trust of the Edward and Norma Phillips Family Trust dated June 5, 1991.

          2. Stockholders Agreement dated July 27, 1995 among the Company, ING, Phillips and Carlos D. De Mattos, and their affiliates.

          3. Amendment No. 1 to Stockholders Agreement dated April 5, 1996 among the Company, ING, Phillips, Carlos D. De Mattos, and their affiliates.


                                   SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  February 13, 1997



                              /s/  EDWARD PHILLIPS III
                              --------------------------------------------
                              Edward Phillips III, individually



                              EDWARD AND NORMA PHILLIPS FAMILY TRUST



                              By: /s/ EDWARD PHILLIPS III
                                  ---------------------------------------
                                    Edward Phillips III, a trustee


                              Page 8 of 77 Pages

                                 EXHIBIT INDEX

  EXHIBIT NO.                        DESCRIPTION                     PAGE

      1.         Declaration of Trust of the Edward and Norma        10
                 Phillips Family Trust dated June 5, 1991

      2.         Stockholders Agreement dated July 27, 1995          50
                 among the Company, ING, Phillips and Carlos D.
                 De Mattos, and their affiliates

      3.         Amendment No. 1 to Stockholders Agreement           74
                 dated April 5, 1996 among the Company, ING,
                 Phillips and Carlos D. De Mattos

                              Page 9 of 77 Pages